SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 6 to 8 hereof.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 18, 2016 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On July 28, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1729 (EUR 0.8551 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2017 and for the period from July 1, 2017 to July 21, 2017, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
May 2017	1.1236	1.0869
June 2017	1.1420	1.1124
July 1, 2017 to July 21, 2017	1.1655	1.1336

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2017

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2017.

The group’s total assets decreased by 2.0%, or EUR 10.3 billion, from EUR 507.0 billion as of December 31, 2016 to EUR 496.7 billion as of June 30, 2017.

The group’s operating result before valuation and promotional activity amounted to EUR 935 million for the six months ended June 30, 2017, compared with EUR 949 million for the corresponding period in 2016. The main driver for the group’s operating result before valuation and promotional activity during the six months ended June 30, 2017 is net interest income. The group’s operating result before valuation and promotional activity is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activity. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions for lending business in an amount of EUR 63 million for the six months ended June 30, 2017, compared with expenses in an amount of EUR 13 million for the corresponding period in 2016;

•

Positive effects in an amount of EUR 22 million as market values of securities and equity investments increased in the six months ended June 30, 2017, compared with positive effects of EUR 56 million for the corresponding period in 2016[1];

•

Net income in an amount of EUR 33 million for the six months ended June 30, 2017, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the six months ended June 30, 2017, compared with net expenses in an amount of EUR 190 million for the corresponding period in 2016[2]; and

•

Expenses relating to promotional activity in an amount of EUR 110 million for the six months ended June 30, 2017, compared with expenses in an amount of EUR 104 million for the corresponding period in 2016.

The group’s consolidated result for the six months ended June 30, 2017, amounted to EUR 801 million compared with EUR 779 million for the corresponding period in 2016.

1	With effect from June 30, 2017, figures for the period ended June 30, 2017, and June 30, 2016, respectively, include gains from investments accounted for using the equity method and are therefore not comparable with figures previously disclosed under securities and equity investments.

2

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2017 as compared with the corresponding period in 2016.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,		Year-to-Year
	2017	2016	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	11,257	9,469	19
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	16,384	17,239	-5
Export and project finance (KfW IPEX-Bank)	5,653	5,422	4
Promotion of developing countries and emerging economies	2,599	3,576	-27
of which KfW Entwicklungsbank	2,126	3,142	-32
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	473	434	9
Financial markets	808	536	51

Total promotional business volume (1) (2)	36,491	36,181	1

(1)	Total promotional business volume for the six months ended June 30, 2017 has been adjusted for commitments of EUR 211 million, compared to EUR 62 million for the corresponding period in 2016, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume for the six months ended June 30, 2017, amounted to EUR 36.5 billion, compared to EUR 36.2 billion for the corresponding period in 2016. Commitments in the Mittelstandsbank, the business sector Export and project finance and the business sector Financial markets increased, whereas commitments in KfW’s Kommunal- und Privatkundenbank/Kreditinstitute and the business sector Promotion of developing countries and emerging economies decreased.

Commitments in the Mittelstandsbank business sector increased significantly to EUR 11.3 billion for the six months ended June 30, 2017 from EUR 9.5 billion for the corresponding period in 2016. The increase was mainly driven by an increase in commitments under the environmental investment programs, in particular the Renewable Energies Program as well as the Energy Efficiency Program. The increased commitments in the business sector were also due to increased commitments under the program KfW Unternehmerkredit (Entrepreneur Loan).

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute decreased to EUR 16.4 billion for the six months ended June 30, 2017 from EUR 17.2 billion for the corresponding period in 2016. The decrease was mainly attributable to a decrease in commitments under the global funding facilities to Landesförderinstitute and under one of KfW’s municipal infrastructure programs, due to the expiry of the special loan program for German municipalities to promote the development of refugee accommodation. Furthermore, commitments under the program for the refinancing of export loans decreased. In contrast, commitments under the programs for energy-efficient construction and refurbishment measures increased.

Commitments in KfW’s Export and project finance business sector for the six months ended June 30, 2017 amounted to EUR 5.7 billion, compared to EUR 5.4 billion in the corresponding period in 2016. In the first six months ended June 30, 2017 commitments under the CIRR scheme for ship financing were higher, compared to the corresponding period in 2016.

Commitments related to KfW’s Promotion of developing countries and emerging economies decreased significantly to EUR 2.6 billion for the six months ended June 30, 2017 from EUR 3.6 billion for the corresponding period in 2016. This decrease was mainly attributable to lower commitments of KfW Entwicklungsbank, mainly driven by a decrease of Financial Cooperation Promotional Loans. In contrast, commitments of DEG increased.

Commitments in KfW’s Financial markets business sector for the six months ended June 30, 2017 increased to EUR 808 million compared to EUR 536 million for the corresponding period in 2016. Commitments in the ABS and ABCP portfolio as well as in the green bond portfolio increased in the six months ended June 30, 2017, compared to the corresponding period in 2016.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2017 totaled EUR 46.9 billion, of which 51% was raised in euro, 39% in U.S. dollar and the remainder in six other currencies. In July 2017, KfW announced that it expects to increase its target volume of long-term funding to be raised in the capital markets in 2017 by approximately EUR 5 billion to a total of EUR 75 billion to EUR 80 billion for full-year 2017.

Capitalization and Indebtedness of KfW Group as of June 30, 2017

(EUR in millions)
Borrowings
Short-term funds	43,066
Bonds and other fixed-income securities	384,494
Other borrowings	19,004
Subordinated liabilities	200

Total borrowings	446,764

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	14,893
Fund for general banking risks	600
Revaluation reserve	-502
Total equity	27,929

Total capitalization	474,693

(1)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2017, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of June 30, 2017 is not necessarily indicative of its capitalization to be recorded as of December 31, 2017.

The increase of EUR 874 million in total equity, which totaled EUR 27,929 million as of June 30, 2017 compared to EUR 27,055 million as of December 31, 2016, reflected (i) KfW Group’s consolidated result of EUR 801 million and (ii) EUR 74 million of other consolidated result recognized directly in equity relating to pensions and “available-for-sale financial assets”, each for the six month period ended June 30, 2017.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements KfW intends to get the approval for the remaining sub-portfolios in two steps within the next years.

Based on the results for the six months ended June 30, 2017, KfW’s total capital ratio as well as its Tier 1 capital ratio according to article 92 of the CRR amounted to 20.0%3 as of June 30, 2017. The decrease of the total capital ratio as well as of the Tier 1 capital ratio compared to December 31, 2016, which both had been calculated for internal purposes based on the voluntary application of all material IRBA rules and each amounted to 22.3%, was mainly due to effects of the IRBA approval process. Until KfW gets full approval as advanced IRBA institution, sub-portfolios that are not approved yet continue to be valued following the credit risk standardized approach (“CRSA”) due to the above mentioned sequential implementation of the IRBA.

3	These numbers are preliminary and subject to approval of KfW’s interim profit, which is already included in the ratio, as equity by BaFin.

Other Recent Developments

Regulation

In connection with the application of the appropriate requirements of the capital adequacy regime, BaFin imposed a supervisory review and evaluation process (“SREP”) surcharge in June 2017, which is meant to reflect the specific risk situation of each bank, of three percentage points on KfW Group. Taking the SREP surcharge into account, as of June 30, 2017, the total minimum requirement for KfW Group’s regulatory capital ratio is 14.7%.

KfW fully complies with the relevant requirements for applicable regulatory capital ratios.

Innovation Programs

Venture Capital. On June 29, 2017, KfW’s Board of Supervisory Directors approved the incorporation of a new KfW subsidiary for venture capital financing. The subsidiary is expected to be established in January 2018 as a financial institution. It will be held directly by KfW (100%). It will be subject to oversight by a supervisory board consisting of representatives from KfW, the Federal Ministry of Finance, the Federal Ministry of Economic Affairs and Energy and external equity experts. KfW’s current activities in venture capital financing will be bundled in the subsidiary. This includes KfW’s investments in the High-Tech Start-up Fund, the public venture capital co-investment fund coparion, and all activities under the program ERP Venture Capital Fund Investments. The targeted annual investment volume of the subsidiary is EUR 200 million. The subsidiary will invest in venture capital / venture debt funds, which in turn will invest equity in young, growth-oriented technology firms or provide venture debt to young, growth-oriented corporations. The subsidiary is expected to start its operational business in mid-2018. The initiative is being supported by the Federal Ministry of Finance and the Federal Ministry of Economic Affairs and Energy.

Asset Management

Green Bond Portfolio. In May 2017, the target volume for KfW’s promotional green bond portfolio in the coming years has been doubled from EUR 1.0 billion to EUR 2.0 billion given that the portfolio is growing faster than initially planned. The Federal Ministry for the Environment, Nature Conservation, Building and Nuclear Safety supports the increase of the portfolio and extended its promotional mandate accordingly.

Privatization Initiatives

On May 31, 2017, the shareholders’ meeting of Deutsche Telekom AG (“Deutsche Telekom”) resolved to pay out a dividend of EUR 0.60 per share for 2016. As in the previous years, shareholders were able to choose whether to have the dividend paid out in cash or in shares. KfW received new shares from the scrip dividend and increased its total ownership interest in Deutsche Telekom to approximately 829.2 million ordinary registered shares (December 31, 2016: 819 million). After the scrip dividend, KfW’s stake in Deutsche Telekom amounts to approximately 17.4% (December 31, 2016: 17.5%). To KfW’s knowledge, the stake of the Federal Republic of Germany amounts to approximately 14.5%.

Executive Board

On June 29, 2017, the Board of Supervisory Directors appointed Prof Dr Joachim Nagel as new member of the Executive Board of KfW. Prof Nagel is expected to take office on November 1, 2017 and will succeed Dr Norbert Kloppenburg, whose tenure will end on October 31, 2017. Prof Nagel joined KfW already on November 1, 2016, as General Manager. Before, he was a member of the Executive Board of Deutsche Bundesbank, the German central bank, in Frankfurt, Germany, from 2010. Furthermore, the Board of Supervisory Directors extended Dr Ingrid Hengster’s tenure until March 31, 2023.

In addition, on June 29, 2017, the Board of Supervisory Directors agreed on taking the necessary steps in order to appoint Dr Günther Bräunig, member of the Executive Board of KfW, as Deputy Chief Executive Officer. Dr Bräunig currently acts in place of Dr Ulrich Schröder, Chief Executive Officer, who is on a leave of absence for medical reasons.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.5	1.8
3rd quarter 2016	0.2	1.7
4th quarter 2016	0.4	1.8
1st quarter 2017	0.6	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.6% after price, seasonal and calendar adjustments in the first quarter of 2017 compared to the fourth quarter of 2016. Compared to the previous quarter, positive contributions came both from domestic and foreign demand. Gross fixed capital formation increased substantially. Due in part to the mild weather, gross fixed capital formation in construction increased by 2.3% compared to the fourth quarter of 2016. Gross fixed capital formation in machinery and equipment increased by 1.2% compared to the previous quarter. Households and the general government increased their final consumption expenditure by 0.3% and 0.4%, respectively, at the beginning of the year. In addition, the balance of exports and imports contributed to growth as exports increased more than imports.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 1.7% in the first quarter of 2017 compared to the corresponding period in 2016, largely in line with an increase of 1.8% in the fourth quarter of 2016 and of 1.7% in the third quarter of 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 1st quarter of 2017, press release of May 23, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_169_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7
January 2017	-0.6	1.9
February 2017	0.6	2.2
March 2017	0.2	1.6
April 2017	0.0	2.0
May 2017	-0.2	1.5
June 2017	0.2	1.6

In June 2017, consumer prices in Germany rose by 1.6% compared to June 2016. The inflation rate as measured by the consumer price index thus increased slightly, following a decrease to 1.5% in the previous month (April 2017: +2.0%). Energy prices remained unchanged in June 2017 compared with June 2016. In line with the development in recent months, the increase in energy prices thus slowed down further (May 2017: +2.0%; April and March 2017: +5.1% each), with electricity, heating oil and motor fuels being slightly more expensive than a year earlier (electricity: +1.5%; heating oil: +0.9%; motor fuels: +0.2%), while the price for gas and costs for central and district heating decreased by 3.2% and 1.1%, respectively, compared to a year earlier. Excluding the prices of all types of energy, the inflation rate in June 2017 would have been +1.8% compared to June 2016.

Food prices in June 2017 increased by 2.8% compared to June 2016. Overall, the prices of goods increased by 1.5% in June 2017 compared to June 2016. Prices of services increased by 1.7% in June 2017 compared to June 2016, mainly due to an increase in net rents exclusive of heating expenses.

Compared to May 2017, the consumer price index increased by 0.2% in June 2017. In particular, the prices of package holidays and air tickets increased by 13.0% and 4.8%, respectively, in June 2017 compared to May 2017. The prices for energy decreased by 0.8% in June 2017 compared to May 2017. Food prices in June 2017 remained almost unchanged (-0.1%) compared to the previous month.

Source: Statistisches Bundesamt, Consumer prices in June 2017: +1.6% on June 2016, press release of July 13, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/07/PE17_241_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2016	4.2	4.2
July 2016	4.2	4.2
August 2016	4.1	4.1
September 2016	3.7	4.1
October 2016	3.9	4.0
November 2016	3.9	4.0
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9
March 2017	4.0	3.9
April 2017	4.2	3.9
May 2017	3.7	3.9
June 2017	3.6	3.8

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 657,000 persons, or 1.5%, from June 2016 to June 2017. Compared to May 2017, the number of employed persons in June 2017 increased by approximately 45,000, or 0.1%, after adjustment for seasonal fluctuations.

In June 2017, the number of unemployed persons declined by approximately 236,000 compared to June 2016. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2017 declined by approximately 20,000, or 1.2%, compared to May 2017.

Sources: Statistisches Bundesamt, Robust upward trend in employment continues in June 2017, press release of June 31, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/07/PE17_259_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to May 2017	January to May 2016
Trade in goods, including supplementary trade items	111.3	115.4
Services	-6.0	-5.1
Primary income	16.5	15.7
Secondary income	-23.8	-15.7

Current account	98.0	110.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in May 2017: +14.1% on May 2016, press release of July 10, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/07/PE17_234_51.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI

Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: July 31, 2017